Exhibit 99.17

Disclosure of Transactions in Own Shares

Paris, July 29, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 22 to July 26, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22/07/2024	265,195	63.085956	16,730,080.10	XPAR
22/07/2024	97,932	63.084322	6,177,973.82	CEUX
22/07/2024	9,998	63.084807	630,721.90	TQEX
22/07/2024	9,998	63.089227	630,766.09	AQEU
23/07/2024	231,047	62.645677	14,474,095.73	XPAR
23/07/2024	136,000	62.535293	8,504,799.85	CEUX
23/07/2024	10,000	62.653535	626,535.35	TQEX
23/07/2024	10,000	62.644069	626,440.69	AQEU
24/07/2024	286,977	62.067746	17,812,015.54	XPAR
24/07/2024	90,000	61.993803	5,579,442.27	CEUX
24/07/2024	7,000	61.939911	433,579.38	TQEX
24/07/2024	7,000	61.952327	433,666.29	AQEU
25/07/2024	266,895	61.414470	16,391,214.97	XPAR
25/07/2024	111,000	61.422322	6,817,877.74	CEUX
25/07/2024	8,500	61.345831	521,439.56	TQEX
25/07/2024	8,500	61.347860	521,456.81	AQEU
26/07/2024	295,636	62.305792	18,419,835.12	XPAR
26/07/2024	199,000	62.305493	12,398,793.11	CEUX
26/07/2024	15,000	62.340577	935,108.66	TQEX
26/07/2024	20,000	62.311018	1,246,220.36	AQEU
Total	2,085,678	62.287689	129,912,063.35

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).